                                                                Exhibit 8

                          RELIANCE ELECTRIC COMPANY

                          DEFERRED COMPENSATION PLAN

                   (As Amended Effective September 6, 1991)

  Effective September 6, 1991, Reliance Electric Company, a Delaware corporation (the "Company"), adopts this Plan for the benefit of certain persons and subject to the terms and provisions set forth below.

1. A "Key Employee" for the purposes of this Plan is a person who is either (i) an elected officer of the Company or (ii) an employee of the Company or an affiliate of the Company who is designated as a "Key Employee" for purposes of this Plan by the Company's Board of Directors or a duly-constituted Board Committee (hereinafter, either the Board of Directors or such a Committee shall be referred to as the "Board").

2. Annually, the Board shall determine which Key Employees, if any, shall receive a deferred compensation award and the amount thereof under this, the Company's Deferred Compensation Plan, as amended (the "Plan"). All such amounts determined for any Key Employee shall be credited to an account maintained for such Key Employee on the books of the Company.

3. In addition to any amounts credited to the accounts of any Key Employees pursuant to Section 2 above, the Company shall credit to the account of any employee of the Company or an affiliate of the Company (including both Key Employees and employees who are not Key Employees) an amount equal to the difference, if any, between (a) the amount contributed by the Company for the employee as an employer matching contribution or otherwise pursuant to Article IV of the Reliance Electric Company Savings and Investment Plan (the "S&I Plan") with respect to any period but ignoring any additional Company contribution which is premised upon the employee's election to invest any part of the Company's contributions in Company stock; and (b) the amount that would have been contributed by the Company for the employee if the Company's contribution was determined without regard to any limitations on contributions specifically required by any provision of the federal laws as set forth in the S&I Plan but ignoring any additional Company contribution which is premised upon the employee's election to invest any part of the Company's contributions in Company stock. Such amounts shall be credited to the accounts of the affected employees periodically at such times as the Company, acting through one of its officers, shall direct (but not less frequently than annually) and, to the extent such amounts are credited to the accounts after such amounts would have been contributed to the S&I Plan in the absence of such limitations, the Company, acting through one of its officers, shall direct that additional interest, as determined by the Company, be credited to the accounts to reflect the timing difference. The provisions of this Section 3 shall generally be effective with respect to amounts contributed to the S&I Plan for periods occuring on and after January 1, 1991;

   PROVIDED, however, that with respect to elected officers holding office on the effective date of this Plan the provisions of this Section 3 shall be effective with respect to amounts contributed to the S&I Plan for periods occuring on and after January 1, 1987.

4. Each account shall be credited on a quarterly basis with interest at a rate to be determined on whatever basis the Board shall from time to time specify. Until the Board may otherwise specify, the interest to be credited to the accounts shall be determined quarterly on the basis of an annual rate equivalent to the weighted average prime lending rate of Citibank N.A., New York, New York, for the three months ending on the last day of the quarter upon the average daily balance in each account during such quarter.

5. The Company shall keep a detailed record of the accounts, and promptly after the end of each calendar year shall deliver to each person for whom an account is maintained a statement setting forth the amount credited to his account at the end of the year and the transactions in such account during that calendar year.

6. The amounts credited to an employee's account shall become distributable to him at his normal retirement age (as defined in and determined under the Company's Retirement Plan, as amended) or earlier with the approval of the Board; PROVIDED, however, that except as otherwise provided in the next sentence, any single distribution or the first in a series of distributions permitted or required under this Plan shall be made in the month of January of the year following the year in which the event that requires or permits such distribution occurs. If, however, normal retirement age is reached during the month of December in any year, or if the event is an early retirement which, pursuant to approval of the Board, causes the amount credited to the employees's account to become subject to distribution in the month of December of any year, such single distribution or first distribution in a series of distributions shall be made in the month of January of the second year thereafter. In the sole and exclusive discretion of the Board, all amounts credited to an employee's account shall be distributed to the employee in a single distribution or in a series of approximately equal distributions over a period not to exceed 10 years, subject to appropriate tax withholding.

7. In the event of the death of an employee before commencement or completion of the distribution of the amount credited to his account, the amount then credited to his account shall be ditributed to the person entitled thereto under the provisions of any written designation previously filed with the Board, or, in the absence of any such designation, to the spouse (if surviving) of the employee, or otherwise to the employee's estate. Such distribution may take the form of a single distribution or a series of distributions, as provided for above, as determined by the Board; provided, however, that if the employee's death occurred after the commencement and before the completion of a series of distributions and the Board determines to distribute the remaining account balance in series, the distribution shall take the form of a continuation of the same series of distributions originally determined by the Board.

8. Except as otherwise provided in this Section 8, no additional amounts may be credited to the account of a Key Employee under Section
        2 after such Key Employee reaches normal retirement age, or retires, or otherwise ceases to be an employee for any reason, including death. The foregoing shall not apply, however, in any case in which the event involved is either the attainment of normal retirement age in the month of December of any year or actual retirement effective on the first day of the month of January in the year in which the deferred compensation award is made.

9. In the event of the liquidation of the Company, or the sale of substantially all its assests, or its merger or consolidation, the Board may take any alterations in the provisions for distributing the amounts credited to the accounts which are appropriate and equitable under all the circumstances and which are consistent with the spirit and purposes of the Plan.

10. Notwithstanding Section 9 above, in the event of a Change of Control (as hereinafter defined), the Company shall notify each employee and each other person entitled to payments under the Plan as promptly as practicable after the occurrence of such event of the person's right to elect to receive, in lieu of all future amounts payable to him under the Plan, a single lump sum payment of the amount then credited to his account. The Company shall make the required payment to each who elected to receive a distribution no later than thirty (30) days after the occurrence of such event. For purposes of the Plan, the term "Change of Control" shall mean:

        (i) the acquisition of beneficial ownership totalling thirty percent (30%) or more of the Company's shares of Class A common stock (assuming, in each instance, the conversion of Class B and C common stock to Class A common stock) by a person or group of persons under common control; or

       (ii) a change in the membership of the Company's Board of Directors at any time during any twelve (12) month period such that, following such change, at least thirty percent (30%) of the members of the Board of Directors were not members of the Board of Directors at the start of such twelve (12) month period but only if the election of such new members of the Board of Directors was not approved by at least three-quarters (3/4) of the Directors who were either sitting at the beginning of such twelve (12) month period or elected to the Board of Directors during such twelve (12) month period with the approval of three-quarters (3/4) of the Directors who were sitting at the beginning of such twelve (12) month period.

11.     In the event the Company shall fail to make any payment provided for in
        Section 10 above that is actually due following the occurrence of a Change of Control, the affected person shall be entitled to receive such payment due together with interest from the due date of such payment until such payment is made at a rate equal to the prime rate as publicly announced by Citibank, N.A., New York, New York, PLUS seven (7) percentage points.

12. Nothing in this Plan shall be interpreted to limit or otherwise preclude any person from enforcing his right to receive any payment provided under Section 10 above. In the event that the Company shall fail to make any such payment that is actually due following the occurrence of a Change of Control, all professional fees reasonably incurred by the affected person in connection with enforcing his right to receive any such payment (including, for example, fees of accountants and attorneys) shall be paid by the Company and, if any such fee payments by the Company generate taxable income to such person, the Company shall pay such additional amounts to such person to make him whole on an after-tax basis.

13. Any notices required under the Plan shall be in writing and effective when received by the person to whom the notice is sent. Notices to an employee or the successor-in-interest of a deceased employee shall be addressed to such person at his then current mailing address on file at the Company. Notices to the Company shall be addressed to the President of the Company at the Company's headquarters.

14. In construing any provisions of the Plan, the masculine gender shall include the feminine or neuter, and the singular number shall include the plural, and VICE VERSA, as the context may require.

15. All questions of interpretation and application of these provisions shall be decided by the Board, whose decisions thereon shall be final and binding on all parties.

16. In the absence of bad faith, neither any member or former member of the Board nor any other person administering the Plan shall have any liability to the Company or to any other person, firm or corporation based on or arising out of the Plan.

17. The right of any person to payments under this Plan shall be that of a general, unsecured creditor of the Company only, and no person shall have any legal or equitable interest in, charge against, or lien on any assets of the Company to secure any such payments.

18. This Plan, or any provision hereof, may at any time be changed or discontinued by the Board; provided, however, that no change or discontinuance shall either relieve the Company of its obligations, under and in accordance with the provisions of this Plan, to make payments to any person then entitled to payments under the Plan or reduce any existing account balance.

19. Except for amounts payable in respect of a deceased employee, an employee may not assign his right to receive any amounts under the Plan without the prior written consent of the Company.

                IN WITNESS WHEREOF, RELIANCE ELECTRIC COMPANY, by its appropriate officers duly authorized, has executed this document this 19th day of November, 1991.


                                        RELIANCE ELECTRIC COMPANY

                                By:
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                                And:
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